                                                                      EXHIBIT 12
        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF THE COMPANY
                                 (IN MILLIONS)

                                       SIX MONTHS
                                     ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                     ---------------   -----------------------------------------
                                      1997     1996     1996     1995     1994    1993*    1992
                                     ------   ------   ------   ------   ------   -----   ------
Fixed charges:
  Interest expense.................  $  288   $  295   $  592   $  603   $  520   $ 540   $  627
  Rental expense...................      60       74      140      142      170     180      187
  Preferred stock dividend of
     subsidiary....................      23       --       --       --       --      --       --
                                     ------   ------   ------   ------   ------   -----   ------
     Total fixed charges before
       capitalized interest and
       preferred stock dividend of
       subsidiary..................     371      369      732      745      690     720      814
  Capitalized interest.............      --       --       --       --        2       5       17
                                     ------   ------   ------   ------   ------   -----   ------
     Total fixed charges...........  $  371   $  369   $  732   $  745   $  692   $ 725   $  831
                                     ======   ======   ======   ======   ======   ======  ======
Earnings available for fixed
  charges:
  Earnings**.......................  $  993   $  905   $2,067   $1,980   $1,602   $(193)  $1,183
  Less undistributed income in
     minority owned companies......     (65)     (62)     (84)     (90)     (54)    (51)     (52)
  Add fixed charges before
     capitalized interest..........     348      369      732      745      690     720      814
                                     ------   ------   ------   ------   ------   -----   ------
     Total earnings available for
       fixed charges...............  $1,276   $1,212   $2,715   $2,635   $2,238   $ 476   $1,945
                                     ======   ======   ======   ======   ======   ======  ======
Ratio of earnings to fixed
  charges (1)(2)...................    3.44     3.28     3.71     3.54     3.23    0.66     2.34

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(1) The ratio of earnings to fixed charges has been computed based on Xerox'
    continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, one-third of rent expense as representative of the interest portion of rentals, and preferred stock dividend requirements of subsidiaries. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance and Other Financial Services businesses and its real-estate development and third-party financing businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

  * 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

 ** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities'
    Interests" and "Equity in Net Income of Unconsolidated Affiliates."